AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Airport Amsterdam

The Netherlands

January 28, 2010

VIA EDGAR AND HAND DELIVERY

Mail Stop 4631

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attention:  Mr. Edward M. Kelly, Senior Counsel

Re:	AerCap Holdings N.V.
Amendment 3 to Registration Statement on Form F-4
Filed January 4, 2010
File No. 333-162365

Dear Mr. Kelly:

We refer to the AerCap Holdings N.V. (“AerCap” or the “Company”) Amendment 3 to Registration Statement on Form F-4 (File No. 333-162365) filed January 4, 2010 with the Securities and Exchange Commission (the “Commission”).  Following such filing, the staff of the Commission (the “Staff”) requested that AerCap provide it with certain supplemental information, which was provided to the Staff on a supplemental and confidential basis via facsimile on January 20, 2010.  Subsequently, the Staff requested that AerCap disclose such supplemental information via Edgar.  In response to the Staff’s request, we have included such supplemental information as Annex A hereto.  Accordingly, at this time, the Company wishes to withdraw its request for confidential treatment of this supplemental information.

Withdrawal of Rule 12b-4 and Rule 418 Requests

On behalf of AerCap, we hereby withdraw the request that the supplemental information provided to the Staff via facsimile on January 20, 2010 be returned to the undersigned promptly following completion of the Staff’s review to pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and Rule 418 promulgated under the Securities Act of 1933, as amended.

Withdrawal of Rule 83 Request for Confidential Treatment

On behalf of AerCap, we hereby withdraw the request for confidential treatment in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83) of the supplemental information provided to the Staff via facsimile on January 20, 2010.

Any questions with respect to foregoing should be directed to the undersigned at (212) 530-5680.

We greatly appreciate the time you have spent on this matter.

Very truly yours,

/s/ ROBERT S. REDER
Robert S. Reder

Encl.

cc:	Office of Freedom of Information and Privacy Act Operations (w/o encl.)
Securities and Exchange Commission
Office of FOIA and Privacy Act Operations
100 F Street NE
Washington, DC 20549
Mail Stop 2736

Annex A

In certain leases, the Lessor is obligated to make additional payments to the lessee for maintenance-related expenses (referred to as Lessor maintenance contributions or topup payments). Lessor maintenance contributions primarily relate to usage of the aircraft which has occurred prior to the current lease. Paragraph 24 of SFAS 141(R) states: “the acquirer shall recognize as of the acquisition date all of the assets acquired and liabilities assumed that arise from contingencies related to contracts, measured at their acquisition-date fair values”. Through the Amalgamation, the Company will acquire lease agreements that include the obligation to pay a Lessor maintenance contribution (determined based on usage that occurred in the previous lease) to the current lessee at the moment the lessee performs certain maintenance events. The Company is of the opinion that a liability should be recognized for these payment obligations, since these obligations relate to usage of the aircraft that has already occurred at the Closing Date of the Amalgamation. The Company also has the ability to determine the fair value of the Lessor maintenance contributions required at the Closing Date of the Amalgamation and has therefore determined that a purchase accounting adjustment in relation to Lessor maintenance contributions of $14.5 million is appropriate (as reflected in line item “Purchase accounting adjustment in relation to lessor contributions (C)” in the table entitled “Pro forma maintenance adjustment” on page AerCap 000124, which was supplementally and confidentially provided to the staff via facsimile on January 18, 2010).